1179321.1

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          SUB-ITEM 77C: Submission of Matters to a Vote of
     Security Holders

          A special meeting of Credit Suisse Global Health Sciences Fund, Inc.'s (the "Fund") shareholders was held on October 9, 2002 to approve a sub-investment advisory agreement among the Fund, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management (Australia) Limited. The results of the votes tabulated at the special meeting (with percentages based on the total outstanding shares of the Fund) are reported below.

For:                  2,357,017.49 shares (71.37%)

Against:              50,760.06 shares (1.54%)

Abstain:              35,846.95 shares (1.09%)